Exhibit 17.1

Attn: Board of Directors, SolarWindow Technologies, Inc.

Attn: Mr. Amit Singh, Vice President / Acting Principal Executive Officer

SolarWindow Technologies, Inc.

9375 E. Shea Blvd., Suite 107-B

Scottsdale, AZ 85260

February 28, 2024

Dear Mr. Singh:

I am writing to resign from my positions as Director and Chairman of the Board of SolarWindow Technologies, Inc. (SolarWindow), effective as of February 28, 2024. Please know that my decision to resign from the Company’s Board of Directors and as its Chairman is not the result of any disagreement with the Company’s operations, policies, or procedures.

I want to express my deep appreciation for the opportunity to serve as a Director and Chairman of SolarWindow. It has been an honor and privilege to work alongside talented colleagues and dedicated professionals, and I am proud of the achievements we have accomplished together during my tenure.

I would like to also extend my heartfelt thanks to the Board of Directors, executive team, and all employees for their support, collaboration, and dedication to the Company’s commitment to innovation, productization, and commercialization of its transparent electricity-generating coatings and application methodologies.

Thank you for the opportunity to contribute to the growth and success of SolarWindow and I wish you and the Company continued prosperity and success in the future as you revolutionize the way the earth is powered, along with the other initiatives you are pursuing.

Sincerely,

Harmel S. Rayat